Exhibit 2.5

AMENDMENT #1
TO
AGREEMENT AND PLAN OF REORGANIZATION

THIS AMENDMENT #1 TO AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) dated as of December 4, 2007 is entered into by and among Digital Angel Corporation, a Delaware Corporation (“Company”), Applied Digital Solutions, Inc., a Delaware corporation (“Acquiror”) and Digital Angel Acquisition Corp., a Delaware corporation (“MergerCo”).

WHEREAS, Acquiror, Company and MergerCo entered into that certain Agreement and Plan of Reorganization dated August 8, 2007 (the “Agreement”) in connection with the potential combination of the Company and Acquiror;

WHEREAS, the Company Special Committee and the Acquiror Special Committee recommended to the Company Board and Acquiror Board, respectively, that the second part of the definition of Requisite Stockholder Vote in the case of the Company be revised to provide for the affirmative vote of the holders of a majority of the votes cast by holders other than Acquiror and Acquiror’s Affiliates as opposed to a majority of the outstanding minority shares and the Company Board and the Acquiror Board have each determined that a modification to the Agreement in this regard is appropriate; and

WHEREAS, the definitions of certain capitalized terms used herein shall be as set forth in the Merger Agreement except as revised herein.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Modification to the Agreement. The definition of “Requisite Stockholder Vote” contained in Section 1.1 Certain Definitions. of the Agreement is hereby amended by deleting the existing language in its entirety and inserting the following therefore:

“Requisite Stockholder Vote” means in the case of the Company, the affirmative vote of holders of shares of the Company Common Stock necessary to effectuate the Merger pursuant to the laws of Delaware and the Company’s certificate of incorporation, as well as the affirmative vote of a majority of the votes cast at the Company Stockholders Meeting by holders other than Acquiror and Acquiror’s Affiliates, and in the case of Acquiror, the affirmative vote of the holders of a majority of the total shares of Acquiror Common Stock cast at the Acquiror Stockholders Meeting.

2.	Conflict. In the event of any conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall prevail. Otherwise, except as specifically set forth in this Amendment, all the terms and conditions of the Agreement are hereby ratified and affirmed.

3.	Entire Agreement. This Amendment, the Agreement (together with the Disclosure Schedules and the Mutual Nondisclosure and Confidentiality Agreement dated June 5, 2007) represents the entire agreement among the parties relating to the subject matter hereof and thereof, and supersede and cancel any and all prior oral or written agreements among them, relating to the subject matter hereof and thereof and may not be amended or modified except by a written agreement signed by each party hereto.

4.	Counterparts. This Amendment may be executed in several counterparts, and all counterparts so executed shall constitute one agreement, binding on the parties hereto, notwithstanding that such parties are not signatory to the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

DIGITAL ANGEL CORPORATION

By: /s/ Barry M. Edelstein
Name: Barry M. Edelstein
Its: Chief Executive Officer and President

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Michael E. Krawitz
Name: Michael E. Krawitz
Its: Chief Executive Officer and President

DIGITAL ANGEL ACQUISITION CORP.

By: /s/ Michael E. Krawitz
Name: Michael E. Krawitz
Its: Chief Executive Officer and President

(Signature Page to Amendment #1 to Agreement and Plan of Reorganization)

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